EXHIBIT (A)(6)
IMPORTANT INFORMATION
Notice to Investors: This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer statement being filed with the SEC on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/ recommendation statement being filed with the SEC on Schedule 14D-9 contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Adams’ security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.
Reckitt Benckiser Acquisition of Adams FAQ
If an Adams employee is offered a substantially equivalent position within Reckitt, and the Adams employee does not accept the offer, will the employee receive his/her full severance?
No. If you are offered a substantially equivalent role and choose not to accept, you would be resigning your employment and not be entitled to any severance payment.
Does Reckitt Benckiser supply employees in their Parsippany office with laptops/desktops and is there internet/e-mail access at individual work areas?
Depending on an employee’s role and the possibility of travel, Reckitt Benckiser does offer both Dell desktop and laptop computers to its colleagues. Employees do have Internet access available on their desktop; however personal email can only be accessed through separate computer kiosks available to employees in the Moose Lodge (see picture in photo gallery) on the fifth floor.
Will the RB plan for paying bonuses the 1st quarter of the year following the previous fiscal year be the same for the medical detailing force? The sales force traditionally gets a commission/bonus Feb 15, May 15, Aug 15 and Nov 15. Will this change for the medical detailing sales force or stay the same?
We understand that Adams will pay all accrued bonuses on or about the date of closing of the acquisition. Thereafter, former Adams field sales representatives would participate in the appropriate Reckitt Benckiser sales incentive plan. Details of these plans will be provided to individual participants.
How will Reckitt handle tenure of Adams employees if they become an employee of Reckitt? If they are employed with Reckitt will they start over as new employee for benefits such as PTO (paid time off)?
It’s our intention to incorporate past service with Adams in establishing benefit levels for vacations, short term disability and vesting service for employees transitioning to RB.
I understand PTO will be handled based on current Reckitt Benckiser programs. Since Adams fiscal year runs from July — June, if we have several weeks of accumulated PTO will that be dissolved at closing or will we still be able to use it prior to the end of the original fiscal year? I would like to use the PTO soon if we will be losing it, otherwise would absolutely prefer to carry it over. And also, will an employee of Adams have to begin accrual again or will that be taken into account also?
It is our understanding that Adams will pay out all accrued PTO on or about the date of closing of the acquisition. Employees will then be eligible for Reckitt Benckiser plans providing for time off (vacations, holidays, short term disability, etc.).